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VK Brewing Co. & Eatery

Brewery

693 E Lincoln Hwy
Exton, PA 19341
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Investment Opportunity
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Discussion
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $50,000 invested.
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THE PITCH
VK Brewing Co. & Eatery is seeking investment to open our veteran-owned, family-friendly brewery and restaurant in Exton, PA.
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
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SHIP INN
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Brewery at the Ship Inn

We are purchasing the historic Ship Inn property in Exton, PA, and turning it into a brew pub! The historic Ship Inn was built in 1796 by John Bowen, along what was then known as the Lancaster Turnpike, the first engineered and planned road in the United States. The Ship Inn was a tavern, providing food and lodging for travelers making their way between Philadelphia and western PA. The original granite milestone that was placed in front of the Ship Inn, which indicates 25 miles to Philadelphia, is preserved within the restaurant. George Washington and Andrew Jackson once spent the night here, and Jaqueline Kennedy Onassis once had lunch in one of the front dining rooms. The Ship Inn has been operating as a steak and seafood restaurant for the last 20 years under its current ownership.

The property is in a great location, just 1 mile from the Exton Mall at the intersection of Ship Road and business Route 30. There is convenient parking on site. The Chester Valley trail is easily accessible from the property, with future plans in the township to bring the trail alongside the property with an exclusive sidewalk connecting the trail to us! Additionally, across the street there are plans to develop the old Entenmann's bakery into a Wawa gas station. There are also plans to add over 600 residential homes in the nearby surrounding area. So in addition to the current population that frequents this area, our brew pub is going to be at the center of a whole new community!

We love the history of the Ship Inn and we intend to embrace it while breathing some new life into this wonderful and historic artifact of Chester County by turning it into a family-friendly brew pub, where people can enjoy locally made craft beer and delicious food!

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PHOTOS
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Next
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Restaurant Opens First

Initially we will open the restaurant after updating the kitchen with some new equipment and putting some finishing touches on the interior. There is a little more work to do on the brewery side. But don't worry, we will have a full liquor license and will be able to serve alcohol along with our great food menu during this time.

Our food will consist of freshly baked pizzas from our new open pizza kitchen. We will have many varieties available, as well as customized options. You may also enjoy fresh oysters from our raw bar, which will be right next to our pizza oven. Additionally, our menu will include everything you would expect from a brew pub including burgers, pasta and sandwiches, and new special menu items making an appearance each week. There will also be a selection of kid-friendly menu items your little ones can choose from. There is sure to be something for everyone to enjoy!

Our Brewery Opens Next

Once the brewery construction is complete, and our licensing is approved, we will brew our own craft beer on site with our 10-barrel brewhouse. This new brewery equipment will be the workhorse of our brewing operations to fill our 10 taps at the bar. Our stainless-steel fermentation tanks and brewery equipment will be on display in our newly renovated brewery in the garage building, which will feature glass-panel garage doors and exposed natural stone walls on the interior. Future plans also include creating an outdoor beer garden area in front of the brewery, so you can sip a refreshing beer just a few feet from where it was made!

There will be a focus on the classic beer styles and flavors, including IPAs, Lagers, Pale Ales, Brown and Red Ales, Stouts, Porters, Belgians and seasonal varieties. We will also have our own hand-crafted Hard Seltzer available in several flavors. Our beer will be served inside the restaurant at the bar, or at your table, and it will also be available to-go in 64 oz. growlers.

We can't wait for you to join us!
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THE TEAM
Jason Van Keuren
Owner - Brewer

Past positions, successes and/or unique qualities:

-        US Navy veteran

-        5 years' experience home brewing on small scale professional brew system

Educational background:

-        Cicerone Certified Beer Server – 2019

-        Business of Craft Beer Professional Certificate – University of Vermont (UVM) 2020

-        ServSafe Food Protection Manager Certification – Feb 2022

-        Colorado Boy Brewery Immersion Hands-on Course – Mar 2022

-        Master's Degree Computer and Information Security – Western Governor's University (WGU) 2014

Biography:

-        Jason grew up in the suburbs near Allentown, Pennsylvania. In 1994, immediately after graduating high school, Jason enlisted in the US Navy where he spent 6 years working for the Navy Intelligence division as a computer security expert. It was at a Navy base in Europe where Jason got his first taste for craft beer. From there he travelled internationally, always tasting the local beer of each country he visited. In 2000, Jason was honorably discharged from the Navy and moved back to the Philadelphia area, where he continued working in computer security. While working a full-time job, he completed both a Bachelor's and a Master's degree in Information Technology and Security.

-        In 2017, Jason began brewing beer as a hobby with his neighbor. For Jason this hobby soon turned into a passion. VK Brewing was born! His single propane burner system evolved into a multi-vessel electric system he built from the ground up. His basement was converted into a small brewery, with an eight-tap kegerator he made from a chest freezer. On Halloween, you can find Jason in the driveway handing out candy to the children on one side, and serving his latest beers to the grown ups from his home-made, two-tap jockey box on the other side.

-        In 2020, Jason completed a six-month Business of Craft Beer Professional certificate program from the University of Vermont. He also passed the Certified Beer Server exam in the Cicerone certification program. Jason continues to research and learn more about making beer and the brewing industry. He delves into the technical aspects of brewing beer, and he is constantly learning and refining his techniques and equipment used in the brewing process. Jason especially loves the satisfaction he gets from creating a beverage that not only he enjoys, but is also enjoyed by others. It is a passion where Jason strives to make the perfect pint that appeals to everyone's taste. VK Brewing was born in the basement and is enjoyed by his family and friends. Jason wants to start a brewpub so he can share his beer with more people, serving pints of happiness through his passion for making great beer.

-        In 2021, Jason and Najib met at a small neighborhood gathering where Jason was serving his beer. Najib had recently sold his pizzeria business, which he successfully ran for 15 years, and was looking to start another restaurant. They hit it off immediately and a spark ignited for the two to work together to create a brewery, taproom, and restaurant. Great beer and great food make a great combination! Both Jason and Najib are meticulous about their craft, and will bring the highest quality beer and food, literally, to the table. Their goal is to create a family-friendly environment, a home away from home, where people can gather and enjoy a hand-crafted beer paired perfectly with a delicious meal.

-        In March of 2022, Jason traveled to Colorado Boy Brewery in Montrose, Colorado, with his business partner Najib to attend a 3-day, one-on-one, hands-on brewery immersion course. The course went through all aspects of owning and running a brewery and restaurant, teaching the successful business processes and daily procedures that have been developed by the owner, who has successfully started six breweries along with several restaurants over many years in business. The class topics ranged from brewing beer and cleaning kegs, to bookkeeping, business systems, brewery layout and design, and calculating and tracking sales goals and targets. The owners reviewed Jason and Najib's specific business plans and goals, and gave specific advice on how best to implement a successful operation. Jason and Najib even got to brew a production batch of beer on their 7-barrel brew system from start to finish. This was an immensely valuable session for both business partners.

Najib Abiaad
Owner - Chef

Past positions, successes and/or unique qualities:

-         15 years owned and operated successful Caln Pizza & Pasta pizzeria in Downingtown, PA – 2006 – 2021

-         Co-founder and business partner of Urban Air indoor adventure park in Trexlertown, PA – 2020 to present

-         ServSafe Food Protection Manager Certification – 2019

-         Colorado Boy Brewery Immersion Hands-on Course – Mar 2022

Biography:

-        Najib grew up in the Pocono area where he spent his childhood and adolescence in a kitchen surrounded by his family cooking. His passion for cooking stems from his Lebanese roots and the long line of chefs on both sides of his family. His grandfather was selected to cook for the Rockefeller family when they visited the Middle East; and his mother ran and cooked in restaurants for years. He spent a lot of time at his uncles' bar/restaurant, watching and learning. That is where Najib got his first taste of the restaurant industry.

-        At the age of seventeen, Najib left his home to become an apprentice in the pizza industry and by the age of twenty became a co-owner of his first pizzeria with his uncle. For the next fifteen years, he dedicated his life to building a successful business and becoming a pillar in his community. This was accomplished through sponsoring local sports teams, hosting community events, and donating to local causes.

-        In 2009, Najib met his wife Jenna and almost instantly started teaching her the ropes of the restaurant world. Jenna stood by Najib's side learning the business and working with him, while raising their two children. She also knows what it takes to create and sustain a successful business.

-        In 2020, Najib faced an uncertain time, with the COVID pandemic. He faced it head on increasing revenue by 25%, making sure his employees kept their jobs, and ensuring that customers felt comfortable ordering out. The business remained open to serve the community. Prior to the pandemic, Najib signed a lease to open a business called Urban Air Indoor Adventure Park. He and his partners faced the difficulties of opening a business during a pandemic and had to shut down for some time due to the state mandates. They were able to navigate communicating with their landlord and outside vendors, which enabled them to open the park only three months behind schedule. A year later, they are thriving and consistently in the top ten performing franchises in the country. Najib helps manage 170 employees and keep a 65,000 square foot building running smoothly.

-        In 2021, Najib made the difficult decision to walk away from his partnership at the pizzeria. While he loved the work, he knew it was time to move on. He shifted his attention to helping run Urban Air. However, he felt that something was missing. A few months ago, he decided to take a step back from the everyday grind of Urban Air and look for an opportunity to return to his roots, to the kitchen. The power of the universe brought Jason and Najib together and he could not feel more confident about this business. He brings the knowledge and skills needed to not only run a business, but also a food business.

-        In March of 2022, Najib travelled to Colorado Boy Brewery in Montrose, Colorado, with his business partner Jason to attend a 3-day, one-on-one, hands-on brewery immersion course. The course went through all aspects of owning and running a brewery and restaurant, teaching the successful business processes and daily procedures that have been developed by the owner, who has successfully started six breweries along with several restaurants over many years in business. The class topics ranged from brewing beer and cleaning kegs, to bookkeeping, business systems, brewery layout and design, and calculating and tracking sales goals and targets. The owners reviewed Jason and Najib's specific business plans and goals, and gave specific advice on how best to implement a successful operation. Jason and Najib even got to brew a production batch of beer on their 7-barrel brew system from start to finish. This was an immensely valuable session for both business partners.

This is a preview. It will become public when you start accepting investment.
AUGUST 2022

Purchase Ship Inn property

AUG-SEP 2022

Renovate existing restaurant. Add pizza oven and raw bar area. Paint and update front rooms. Begin construction on the brewery.

OCTOBER 2022

Restaurant open for business. Grand Opening! We will have a full liquor license to serve liquor, wine, & beer with our delicious food menu.

NOVEMBER 2022

Brewery construction completed. Brewery equipment arrives and is installed. Brewery license received.

DECEMBER 2022

First original brews on tap!

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BUSINESS PLAN
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Exterior Painting $20,000
Operating Capital $27,000
Mainvest Compensation $3,000
Total $50,000
Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $2,249,260 $2,361,723 $2,527,044 $2,628,126 $2,838,376

Cost of Goods Sold $596,571 $626,399 $670,247 $697,056 $752,820

Gross Profit $1,652,689 $1,735,324 $1,856,797 $1,931,070 $2,085,556

EXPENSES

Rent $236,708 $248,543 $265,941 $276,578 $298,704

Utilities $75,000 $76,875 $78,796 $80,765 $82,784

Salaries $568,240 $596,652 $638,417 $663,953 $717,069

Insurance $25,000 $26,250 $28,087 $29,210 $31,546

Repairs & Maintenance $6,000 $6,300 $6,741 $7,010 $7,570

Legal & Professional Fees $10,000 $10,500 $11,235 $11,684 $12,618

Sales Tax $134,956 $141,703 $151,622 $157,686 $170,300

Excise Tax - Federal $3,500 $3,675 $3,932 $4,089 $4,416

Excise Tax - State $2,480 $2,604 $2,786 $2,897 $3,128

Credit Card Processing $57,581 $60,460 $64,692 $67,279 $72,661

Marketing $750 $787 $842 $875 $944

Charitable Donations $6,000 $6,300 $6,741 $7,010 $7,570

Payroll Tax $56,824 $59,665 $63,841 $66,394 $71,705

Supplies $15,500 $16,275 $17,414 $18,110 $19,558

Entertainment $6,000 $6,300 $6,741 $7,010 $7,570

Professional fees/Accounting $6,000 $6,300 $6,741 $7,010 $7,570

Property Taxes $25,000 $26,250 $28,087 $29,210 $31,546

Operating Profit $417,150 $439,885 $474,141 $494,300 $538,297

This information is provided by VK Brewing Co. & Eatery. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

Investment Round Status

$50,000

TARGET

$250,000

MAXIMUM

This investment round closes on October 5th, 2022. 0 people have invested so far.

Summary of Terms

Legal Business Name VK Brewing LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $50,000 invested

1.6×

Investment Multiple 1.4×

Business's Revenue Share 1%-5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2027

Financial Condition

No operating history

VK Brewing Co. & Eatery was established in September, 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Forecasted milestones

VK Brewing Co. & Eatery forecasts the following milestones:

Purchase property in Exton, PA by August, 2022.

Renovate restaurant in September, 2022.

Hire for the following positions by September, 2021: Manager, Kitchen staff, Wait staff

Open the restaurant for business in October, 2022.

Complete brewery construction in November 2022.

Complete brewery licensing in December 2022.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of VK Brewing Co. & Eatery to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

VK Brewing Co. & Eatery operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. VK Brewing Co. & Eatery competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from VK Brewing Co. & Eatery's core business or the inability to compete successfully against the with other competitors could negatively affect VK Brewing Co. & Eatery's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in VK Brewing Co. & Eatery's management or vote on and/or influence any managerial decisions regarding VK Brewing Co. & Eatery. Furthermore, if the founders or other key personnel of VK Brewing Co. & Eatery were to leave VK Brewing Co. & Eatery or become unable to work, VK Brewing Co. & Eatery (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which VK Brewing Co. & Eatery and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, VK Brewing Co. & Eatery is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

VK Brewing Co. & Eatery might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If VK Brewing Co. & Eatery is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt VK Brewing Co. & Eatery

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect VK Brewing Co. & Eatery's financial performance or ability to continue to operate. In the event VK Brewing Co. & Eatery ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither VK Brewing Co. & Eatery nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

VK Brewing Co. & Eatery will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and VK Brewing Co. & Eatery is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although VK Brewing Co. & Eatery will carry some insurance, VK Brewing Co. & Eatery may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, VK Brewing Co. & Eatery could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect VK Brewing Co. & Eatery's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of VK Brewing Co. & Eatery's management will coincide: you both want VK Brewing Co. & Eatery to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want VK Brewing Co. & Eatery to act conservative to make sure they are best equipped to repay the Note obligations, while VK Brewing Co. & Eatery might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If VK Brewing Co. & Eatery needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with VK Brewing Co. & Eatery or management), which is responsible for monitoring VK Brewing Co. & Eatery's compliance with the law. VK Brewing Co. & Eatery will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if VK Brewing Co. & Eatery is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if VK Brewing Co. & Eatery fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of VK Brewing Co. & Eatery, and the revenue of VK Brewing Co. & Eatery can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of VK Brewing Co. & Eatery to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by VK Brewing Co. & Eatery. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

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